Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following is a transcript of Freescale Semiconductor, Ltd.’s Q1 2015 earnings call on April 23, 2015.

23-Apr-2015

Freescale Semiconductor Ltd. (FSL)

Q1 2015 Earnings Call

Operator: Welcome to Freescale’s First Quarter 2015 Results Conference Call. All lines have been placed on listen-only mode until the question-and-answer session. [Operator Instructions] Today’s call is being recorded. If anyone has any objections, you may disconnect at this time.

I will now turn the meeting over to Mr. Mitch Haws. Sir, you may begin.

Mitchell J. Haws

Vice President-Investor Relations

Thank you, Carmen. Welcome to our first quarter 2015 earnings call. With me today are Gregg Lowe, our President and Chief Executive Officer, and Dan Durn, Freescale’s CFO.

Before we begin today’s prepared remarks, I’d like to remind everyone on the call today that the discussion will contain certain forward-looking statements. These are based on our current outlook and, as such, do include certain risks and uncertainties. Please refer to the cautionary statement in today’s press release and review our 10-K and other SEC filings for more information on the risk factors that could cause our actual results to differ materially. The company does not assume an obligation to update any forward-looking statements to reflect subsequent events or circumstances.

Finally, we will reference during today’s discussion certain non-GAAP financial measures. The appropriate reconciliations are at our website at freescale.com. Today’s call is being webcast on our website as well.

With that, let me turn the call over to Gregg.

Gregg A. Lowe

President, Chief Executive Officer & Director

Thanks, Mitch, and good afternoon, everyone. I’ll spend a few minutes highlighting our results; then Dan will provide an overview of the financials for Q1 and our Q2 outlook. At the end of our opening remarks, I will give a brief update on the progress we’re making on the proposed merger with NXP, and then we’ll open up the lines for any questions you might have.

Q1 marked another solid quarter for Freescale. We gained market share again in Q1 and expanded our gross margins for the ninth consecutive quarter. Product revenues grew 6% both sequentially and year-over-year and four of our five product groups grew both sequentially and year-over-year. Our gross margins were up 250 basis points from last year’s Q1 and set the third consecutive record level for gross margins. Our strong margin expansion combined with continued share gains and ongoing de-leveraging actions helped drive significant earnings momentum again this quarter, and, to put that in perspective, Q1 adjusted earnings per share grew 78% compared to last year. The investments we are making in R&D to drive our new product pipeline are generating record design wins across our businesses.

With that, let me turn the call over to Dan to go through the financials and our outlook for Q2.

Daniel Durn

Chief Financial Officer & Senior Vice President

Thank you, Gregg. Good afternoon and thanks again for joining today’s call. As Gregg mentioned, we made significant progress again in Q1 across all aspects of our execution. We continue to strengthen our competitive position; we are making consistent progress on improving our gross margins, driving stronger earnings power and delivering better cash flow; and we continue to make solid progress reducing our debt to significantly improve the financial risk profile of the company.

Now, looking at some of the highlights for the quarter. Revenues were $1.17 billion, and ahead of the midpoint of our guidance. Product revenues grew 6% both sequentially and compared to Q1 last year.

Gross margins improved again sequentially, marking nine consecutive quarters of sequential improvement and the third consecutive quarter of record gross margins for the company. Importantly, we delivered that strong gross margin performance in Q1 despite lower utilization and the headwinds from our annual price negotiations which take effect in Q1. And we delivered adjusted EPS of $0.48, which is up 14% sequentially and 78% ahead of Q1 last year. In the quarter, we redeemed $250 million of our debt, and in the next couple of weeks we will redeem an additional $100 million of our debt.

Looking at the individual product group performance, Microcontroller net sales were $235 million, up from Q4 as expected. The 5% year-on-year growth of the business unit was driven primarily by sales of our application processors into the automotive market along with sales of our 32-bit MCUs.

Digital Networking revenues were $214 million, down slightly from Q4 as expected. Enterprise revenues were in line with Q4 and the weakness we are seeing year-over-year is mostly related to wireless and sales and distribution. We expect that weakness to continue again into Q2 and as a result have taken cost actions to better align revenues and our costs. Looking forward, Q2 should be the bottom for Digital Networking revenues, and we anticipate a return to sequential growth beginning in Q3.

Automotive Microcontroller revenues were $307 million, up 13% from Q4 due to expected seasonality. Analog and Sensor sales were $207 million, up 7% from Q4, also due to expected seasonality. Increasing global automotive production and content gains contributed to the growth across our automotive focused businesses. RF sales were $184 million, up 12% sequentially and up 63% compared to Q1 2014. The growth was driven primarily by strong LTE infrastructure builds.

Other product sales were $22 million, down from Q4 and down more than 45% compared to Q1 last year. The primary factor in the decrease in sales year-over-year was lower IP. Distribution inventories at the end of Q1 were down sequentially, driven by the strength of our partners’ resales out of the channel, and inventories were at the low end of the normal 9 week to 10 week range at 9.2 weeks. This is down from 10 weeks in Q4.

Now moving onto gross margins and operating expenses. Gross margins were 47.3%, compared to 47.2% in the fourth quarter. The sequential improvement was noteworthy given lower utilization and the impact of our annual price negotiations which take effect in Q1. Gross margins were up 250 basis points over Q1 last year and we’ve now achieved nine consecutive quarters of increasing gross margins.

Looking at our operating expenses. Operating expenses grew seasonally from Q4 as expected. However, OpEx as a percentage of sales in Q1 was down 30 basis points from Q4 and down 50 basis points from Q1 last year. Our return on sales continues to improve. Adjusted operating earnings were 20% of sales, compared to 19% in Q4 and 17% in Q1 last year. Adjusted net earnings in Q1 were $150 million. This represents a 95% increase in Q1 last year. Adjusted net earnings per share were $0.48, compared to adjusted net earnings per share of $0.42 in Q4 and $0.27 in Q1 last year.

The operating efficiencies we continue to drive, combined with our ongoing de-leveraging efforts are driving markedly better earnings power and cash flow generation of this company. Free cash flow during Q1 was in line with our outlook of $100 million. Cash and cash equivalents were $501 million inclusive of $268 million of debt redemption actions executed in Q1. We continue to make significant progress in de-leveraging the balance sheet. Since the beginning of 2014 and inclusive of the $250 million redemption completed in Q1 and the $100 million redemption underway in Q2, we have reduced our debt by $1.3 billion and annual interest expense by $130 million. Improvements in revenue and gross margin, combined with our lower debt has placed us on a clear path of a virtuous de-leveraging cycle and we’re continuing to pay down debt during 2015.

Now let me take a few minutes to discuss our guidance. We expect Q2 revenues at the midpoint to be $1.18 billion, plus or minus $25 million. The revenue guidance implies our Microcontroller, Auto MCU and Analog and Sensor product groups will all increase sequentially. Our RF business will be in line with Q1, and our Digital Networking product group will decline on a sequential basis.

We expect gross margins to grow modestly on a sequential basis. We expect total operating expenses to decline from Q1 as we execute on certain cost initiatives and are not impacted by the seasonal factors that drove increases in Q1. We expect OpEx as a percentage of sales to decline again during Q2. Finally, we expect sequential improvement in adjusted EPS.

At this point, I’ll turn the call back to Gregg.

Gregg A. Lowe

President, Chief Executive Officer & Director

Thanks, Dan. As you’ll recall, we started the journey of transforming Freescale about three years ago. The company focused on two objectives: grow revenue to gain share and increase gross margin to improve profitability. Since that time, the team has made considerable progress. We gained share as a company in 2013 and 2014, and we’re off to a good start in 2015. Since Q4 of 2012, gross margins have grown over 810 basis points and that’s 1000 basis points excluding IP. With the improvement expected in Q2, we will reach 10 consecutive quarters of gross margin expansion.

Those results helped enable us to reduce our debt by $1.3 billion since the beginning of 2014, significantly improving our balance sheet. Design wins continue to grow. In Q1 design win dollars were up 24% year-over-year and design wins grew in all five businesses.

Over the past couple of years we’ve seen the talent pool at Freescale become increasingly engaged, which has driven discretionary effort on the part of 17,000 employees. This discretionary effort has been and will continue to be a source of strength for the company.

There is additional excitement about the prospects that our customers and our employees will have as a part of NXP. NXP has named two people to drive integration on their side, working together with Karen Rapp from Freescale to manage the integration process and keep it on track. Both NXP and Freescale have a couple of dozen people assigned to specific work streams and tasks with a clear objective to lay the groundwork for its successful integration. And both Rick Clemmer and I are very pleased with the progress that the team has made so far.

Personally, I’ve been very impressed with the NXP that is working on the integration; they are exceptionally talented folks and are approaching the integration task with high energy, positive enthusiasm, and clarity of purpose. These are good people are they’re a joy to work with. Both parties are working on the regulatory approval and the progress there is that it’s on track.

As I talk to employees in areas like sales and engineering, product development, operations, they express a lot of excitement about being a part of the fourth-largest, non-memory semiconductor supplier, the largest supplier to automotive, and the most comprehensive and complete supplier to the Internet of Things. Now, obviously, a transaction like this creates some uncertainty, and this is true in some areas more than others. Based on my past experience with acquisitions, uncertainty tends to subside as decisions get made and announced, and to that point the new senior management team that will report to Rick Clemmer was announced to all of Freescale and NXP employees worldwide, and there will be a cascading of additional announcements as the organization structure solidifies.

So the integration is going well and yet our team remains focused on delivering results. We demonstrated good progress in Q1, gaining share and delivering a ninth consecutive quarter of gross margin improvement; and none of the other top 20 semiconductor companies can say that. In Q2, we’ll deliver a 10th consecutive quarter of gross margin improvement, achieving another record high gross margin while increasing EPS once again. That this is happening despite some headwinds in a single business demonstrates the resiliency of our business model.

We appreciate your support of Freescale and look forward to sharing future success, and at this point we’ll open up the lines for any questions you might have.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And our first question comes from Stacy Rasgon with Bernstein.

Stacy A. Rasgon	Q

Sanford C. Bernstein & Co. LLC

Hi guys, thanks for taking my questions. First, I was wondering if you could give us some color on gross margin drivers for next quarter. In particular, what your plans are for utilizations and inventories, pricing and volumes. Where do you see what’s driving gross margins up and how should we be thinking about that profile through the rest of the year. It sounds like you, hopefully, are looking for more sequential growth in Q3 and into the back half. Should that be helping margins continue to increase as we go through the year?

Daniel Durn	A

Chief Financial Officer & Senior Vice President

Sure. Sequential improvement in revenue certainly helps, but I think the real story of gross margin progression is more nuanced and deeper than that. As we take a look at the results that have been delivered over the last nine quarters of sequential improvement, and Q2 being the 10th quarter, at the core of that is a lot of hard work from people in both the operations unit as well as our individual business units doing work on three primary things.

First, operational improvements, and I’ll come back to that in a second. Second is procurement savings and driving order into our supply chain, and the third of the three is revenue, like we talked about, and utilization increases.

From an operational improvement standpoint, things like reducing factory costs, increasing product deals, decreasing test times, transitioning to better, more effective materials, decreasing burn in, and increasing output efficiency are all elements that the teams are working very hard on quarter in and quarter out to grind out sequential improvements in gross margin.

We do have one business that has some headwinds associated with it. In those nine quarters, we had issues and headwinds generated by things like IP business going from fifty-plus million dollars a quarter to where it sits today, which is low to mid-single-digit million dollars a quarter.

We’ve had revenue headwinds; we’ve had product mix headwinds; we’ve had utilization headwinds; we’ve had annual VTA negotiation headwinds; and the team has worked incredibly hard and has done a fantastic job of delivering results quarter in and quarter out. And next quarter we’ll work very, very hard and deliver the same result for the company.

Stacy A. Rasgon	Q

Sanford C. Bernstein & Co. LLC

Got it. Thank you. That’s helpful. If I could ask one quick follow-up on the communication market, it sounds like obviously you’ve got, like you said, a little bit of headwind in one business, Digital Networking. It looks like it’s mostly communication. What are you exactly seeing in that market? We are seeing certainly similar issues from other players right now. What exactly are you seeing? What’s driving that, and what’s giving you confidence that it’s going to resume growth in Q3?

Mitchell J. Haws	A

Vice President-Investor Relations

Stacy, this is Mitch. Why don’t you let me take a crack at that one first? As it relates to our business, there are a couple of things in play. The wireless weakness is pretty well chronicled by now. So I’m not going to have to add a whole lot to that. You’ve seen other companies that play in that sandbox with us talk about some weakness at least in the first of this year, and we’re not immune.

One other dynamic, if you look at the mix of business within our Digital Networking portfolio, part of what you’ll see in Q2 is some legacy programs rolling off, a few things that were end of life. These are parts that are kind of 8 year to 12 year, maybe even 15-year vintage. As those tail off in the second quarter, you’ll see a sequential decline in revenue combined with what’s going on in wireless.

As Dan mentioned, that really bottoms in the second quarter and we get back to a sequential progression in the third quarter of this year. What gives us confidence there is specific programs. If you look at the backlog and the traditional ways to look at the business and some of the specific things that will ramp outside of wireless, that gives us some of the confidence, obviously, to get to a revenue rate that we would like, and a percentage change off the low base in Q2 you need some improvement in wireless. But even without that you’ll see a return to sequential growth in the third quarter based on what’s happening in kind of the heart of the network or enterprise portion of that business.

Stacy A. Rasgon	Q

Sanford C. Bernstein & Co. LLC

Got it. So is it fair to say you don’t see any further degradation of communications in Q3 and you think you can get growth from the other pieces and then if communication resolves itself, then you can get better growth? Is that the right way to think about that?

Mitchell J. Haws	A

Vice President-Investor Relations

I think that’s exactly the right way to think about it. Yep.

Stacy A. Rasgon	Q

Sanford C. Bernstein & Co. LLC

Got it. Thank you very much, guys.

Operator: Thank you. Our next question comes from Will Stein with SunTrust.

William Stein	Q

SunTrust Robinson Humphrey, Inc.

Great. A couple of questions, first around the NXP merger. I was surprised to hear all the detail about the progress you’re making, working, preparing for that transition. I’m wondering if you have any updated view on timing and then also whether it’s had any material impact positive or negative in any of the businesses, in particular RFPA?

Gregg A. Lowe	A

President, Chief Executive Officer & Director

The timing that was discussed at the announcement was that the transaction was expected to close before the end of the year and there’s really no change on that, so a lot of work going on, and that’s still kind of the timing that we anticipate.

In terms of distraction, of course, we’ve got an integration team that’s being led by – on our end by Karen Rapp, on the NXP side by a couple of folks. We’ve got a few dozen people involved in that and they’re working very, very hard to ensure that the integration is done seamlessly. But we’ve got 17,000 other people who are working every day on top-line growth and gross margin improvement. And I think the focus of the management team here, certainly, and the focus of the employees remains on that.

I would tell you I do spend a lot of time chatting with folks in various parts of our organization around this building and around the world. I’ve talked to customers quite a bit. There is more excitement about the future. The combination creates the fourth-largest, non-memory semiconductor company. It’s the biggest guy in automotive. It’s a company that’s very, very well positioned for IoT and connected devices and so forth.

The Microcontroller positioning that Freescale brings to the table combined with the security positioning that NXP has developed over the couple of years really makes us a unique player. So I don’t think there is – it’s so much distraction as excitement, anticipation, and in between now and then the team is focused on delivering results, and I think a 10th quarter of consecutive gross margin is one indication that we’re not taking the eye off the ball.

William Stein	Q

SunTrust Robinson Humphrey, Inc.

If I could just squeeze in one follow-up, is the RFPA strength that we saw in the quarter, is any of that related to the pending transaction, and do you expect that market to remain strong despite weakness in wireless elsewhere in your business and elsewhere that we see?

Gregg A. Lowe	A

President, Chief Executive Officer & Director

Well, recall – let me just kind of frame the business. So that business a few years ago, we identified as one that we wanted to invest in, and we significantly increased the R&D in that business. I believe it’s up 2x from where it was two years ago. That increase enabled us to develop a series of products that have great performance characteristics and are best in class. That enabled us to get a large growth in design wins and those design wins then took off when the LTE buildout took off.

So there is a combination of multiple different things but there is certainly share gains on top of LTE buildout. We’re anticipating that second quarter the RF business will be in line with where we were in first quarter, plus or minus a little bit, but basically in line, and I don’t know, I guess it possibly could be a bit lumpy as buildouts occur, but the need for bandwidth and the need for expansion is certainly there and we’ve got the portfolio I think that supports that very well.

William Stein	Q

SunTrust Robinson Humphrey, Inc.

Thank you.

Operator: Thank you. And our next question comes from Ross Seymore with Deutsche Bank.

Matt Diamond	Q

Deutsche Bank Securities, Inc.

Hey, good afternoon, guys. This is actually Matt Diamond calling in on Ross’s behalf. Good numbers here. It was mentioned that MCUs, Autos and Analog are all going to be up sequentially. I am curious if you could sort of stratify those: which one would be up the most and which one the least?

Daniel Durn	A

Chief Financial Officer & Senior Vice President

Yeah, that’s not information that we break out. So we won’t provide that.

Matt Diamond	Q

Deutsche Bank Securities, Inc.

Understood. And the improvements – really, we talked about GM improvements in 2Q, but I’m curious for the rest of the year. I don’t want to lull you into guiding for the rest of the year but any curious or any quant you can give on the gross margin drivers and the operating margin drivers for the rest of the year, that’d be helpful.

Daniel Durn	A

Chief Financial Officer & Senior Vice President

Yeah, so you’re right. We’re going to take it one quarter at a time and just talk about Q2 without a longer-term outlook for the year. What I will say on a longer-term outlook, we established a long-term target for the company in the low to mid-50s and we’ve got a clear line of site to delivering on that path. It’s going to be a multi-year journey.

To mark our progress along that journey we’ve set out an interim target of 50% and what we will do is work on the same things that we worked on as part of my discussion to Stacy’s question. A lot of operational improvements. We’ll grind it out one quarter at a time, and in the next couple of years, next several years, you will see us make steady progress to that 50% interim target.

We feel good about it; we’ve got line of sight delivery of it; and it’s just a matter of time to work through the various issues that we need to work through. So we feel good about where we sit. We feel good about the resiliency of the model, and we feel good about making steady progress toward those longer-term targets.

Matt Diamond	Q

Deutsche Bank Securities, Inc.

That sounds great. Thanks so much.

Operator: Thank you. Our next question comes from Craig Hettenbach with Morgan Stanley.

Vinayak Rao	Q

Morgan Stanley & Co. LLC

Hi, guys this is Vinayak calling for Craig. I had a question on the Microcontroller business. Within Microcontroller, the growth in 32-bit is well advertised but could you just talk about what are the opportunities you’re seeing in 8-bit and 16-bit as well, because if you look at third-party data, you did pretty well in those categories as well.

Gregg A. Lowe	A

President, Chief Executive Officer & Director

Yeah, well, thanks for the question. You know, really, the energy that we’ve put into the R&D and the development and so forth it’s really been focused on 32-bit over the last couple of years. It is the fastest-growing portion of the business. It’s the fastest-growing segment of that market. And so we really feel pretty good about that.

If you take a look at design wins – well, first off, let’s back up a little bit. Our Microcontroller business grew 18% in 2013. It grew 15% in 2014, and we’re already starting off the year again growing, and I think that’s really been led by the growth that we are experienced and the market shares that we are gaining as it relates to our 32-bit portfolio. So that’s really where the energy is.

You know so I’d really kind of focus it on 32-bit versus 8- and 16-bit.

Design wins are coming in very nicely on our Microcontrollers as well. Just as a point of reference, in the first quarter our Microcontroller design wins were up 27%. Recall, we did a consolidation of our distribution business in this quarter of last year. And, you know, as part of that, our global distributors, our remaining global distributors significantly increased resourcing on our business and a lot of that was focused on Microcontrollers.

And I got to hand it to those global distributors. They did an absolute fantastic job of taking our portfolio and our products into customers and getting significant design-win traction. They basically – we bet on them and they bet on us and both of us are coming out – or all of us are coming out on top and we feel real good about the momentum there.

Vinayak Rao	Q

Morgan Stanley & Co. LLC

That’s helpful. Thanks for the color. My follow-up was on Autos. Looking at the numbers, I think Autos came in slightly better than initial expectations. Do you have any color by trends by geography? I think you talked about focus on gaining share in Japan. So any color would be helpful there.

Gregg A. Lowe	A

President, Chief Executive Officer & Director

Yeah, okay. I’ll take that one. So the Auto business, both the Auto MCU and the Auto portion of our Analog and Sensors business are performing very well and it’s really a combination of two things. One is just the car production is hanging in there very nicely. Inventory for U.S. light vehicles is actually down three days to 58 compared to where it was in Q4, so the unit demand, if you will, on cars is hanging in there nicely, and, of course, the content growth continues to perform nicely for us as well.

The team has done a great job of getting a lot of design-win traction, and specifically in Japan the company started out five or six years ago positioning ourselves to grow in Japan. That was accelerated post the unfortunate earthquake and tsunami in Japan, and we’ve been working very, very closely with all of the Japanese customers to drive growth there.

Now recall last year, 2014, our sales to Japanese car manufacturers grew about 20%. In the first quarter of this year, as best we can tell, we are up about 18%, so you know it’s looking like we are starting off 2015 with another set of acceleration for our market share in Japan, and I think that’s going to continue to be a good opportunity for us.

Vinayak Rao	Q

Morgan Stanley & Co. LLC

That’s helpful. Thank you.

Operator: Thank you. Our next question comes from C.J. Muse with Evercore ISI.

C.J. Muse	Q

International Strategy & Investment Group LLC

Yeah, good afternoon, thank you for taking my questions. I guess the first question, Gregg, I was hoping to get your view on the cycle here, clearly given some misses from the likes of TI, et cetera, you know, concerns as to where we are, and I guess, is this a broader kind of issue or is it isolated to certain verticals like infrastructure PC? Would love to hear your thoughts there and how you see it playing out through the rest of this year and into next year?

Gregg A. Lowe	A

President, Chief Executive Officer & Director

Well, I think all of us that have been associated with the semiconductor industry for some period of time are about zero for infinity in terms of predicting the cycle, so it’s just really hard to do. We try to take it one quarter at a time. What I would tell you, though, is if you look at where we are positioned. So we’ve got you know significant exposure to Automotive. We’re about 45% Automotive, where you’ve got unit demand being fine and content growth doing very nicely as well. We feel very good about that.

Our Microcontroller business, which is our most fragmented business, it has the most number of customers and the least concentration of revenue in any particular one customer, it’s just very, very well suited for the growth of connected devices, so IoT or things, wearables, and so forth. And you know, we feel real good about that.

Our RF business has done – the team has done a fantastic job of developing products that the customers like, that have the performance and so forth, and so we feel pretty good about that. We’ve got a, basically, a single quarter issue with Digital Networking where we’ve got some legacy products and, again, as Mitch described, these are products that are 8 years to 15 years old that kind of fell off in – or we anticipate are going to fall off in second quarter. We anticipate that that will be the end of that and that we’ll resume growth in Q3.

So I don’t like to predict cycles because it’s just too hard in this industry. What I will tell you is we’ve faced a few headwinds, as Dan had talked about before, and we’ve handled them pretty nicely. Again, we’ll hit our 10th consecutive quarter of gross margin improvement, and if there is some significant cycle, we’ll obviously have to deal with it and we will deal with it.

C.J. Muse	Q

International Strategy & Investment Group LLC

That’s helpful, and I guess as a follow-up, Dan, I guess two questions here. One, can you give a little color on the cost-out initiatives and then, secondly, on the January call you talked about a $500-plus million free cash flow target; is that still doable here? Thank you.

Daniel Durn	A

Chief Financial Officer & Senior Vice President

Absolutely. I’ll take them in reverse order, the $500 million is doable. Again, we’re driving hard on the operational improvements, which are going to drive improvements from a gross margin standpoint, and we’re going to be disciplined operators of the business. We’re going to get under any weakness or softness that we see from a revenue perspective, and we’re going to act with a degree of urgency, but we’re also going to be prudent.

We’ve worked very hard at this company to develop momentum over the last two years, which has led to market share gains two years in a row. We’re going to be prudent in the way in which we address that cost structure, so that we don’t compromise future value creation of the businesses as we address the cost structure.

From a cost structure standpoint, again, how we operate the factories, we’re working very hard across a number of dimensions that we already discussed. And from an operational expense standpoint, it’s driving at the points of inefficiency in terms of how we deliver the base of the business and pursue revenue opportunities, and it’s finding those points of friction and it’s eliminating the waste associated with those, and so it’s a very granular focus at how we operate the business and driving hard at and aggressively at being disciplined in terms of how we drive forward from a cost structure standpoint.

Operator: Thank you. And our final question comes from Rajvindra Gill with Needham & Company.

Joshua Buchalter	Q

Needham & Co. LLC

Hi, this is Josh Buchalter in for Raji. Congratulations on the quarter and thanks for taking my question. How should we think about de-leveraging further, given the pending merger? Is everything kind of still status quo or has it adjusted your strategy in that regard at all? Thank you.

Daniel Durn	A

Chief Financial Officer & Senior Vice President

Thanks, Josh, yeah, no change to the strategy. Like we said, since the beginning of 2014, we’ve taken out $1.3 billion of debt. And in the last three quarters we’ve taken out $550 million of debt from organic cash flow and cash off the balance sheet. And so as we roll the clock forward and we think about the free cash flow generative capabilities of the company and the sequential improvement from a margin structure standpoint, we’re going to focus our efforts on taking out the higher cost portion of our debt, the 10.75% notes that sit on the balance sheet and I would like to have a disproportionate share of those notes taken out between now and the end of the year. So no change in the trajectory. It was what we would do before the merger was announced and it’s what we will do now that the merger has been announced.

Joshua Buchalter	Q

Needham & Co. LLC

Thank you. That’s very helpful, and then as a follow-up, I guess, could you give me some puts and takes into utilization? Why was it down? What will it be down to this quarter and where do you expect it next quarter? Thank you, and congratulations again.

Daniel Durn	A

Chief Financial Officer & Senior Vice President

So utilization was down a couple of percentage points from 89% to 87%. If you recall last quarter, we built a little inventory: 80% of that build was associated with our Auto business. You saw the growth rates that we’ve posted related to our Auto business, so it was an advance of some strong growth that we were going to see on a sequential basis.

Inventory, sequentially, was roughly in line quarter-over-quarter, and our inventory days came down nicely in Q1. As we look into Q2, I think we would see roughly flat from a utilization standpoint, but depending on the order patterns that we see out into the future we’ll make game-day decisions on how we load our factories to drive the right outcomes and support for our customers so we can deliver the commitments that we have.

Joshua Buchalter	Q

Needham & Co. LLC

Great. Thanks so much.

Mitchell J. Haws

Vice President-Investor Relations

Well, thanks for taking the time to participate in today’s call. We appreciate your support of Freescale. We look forward to seeing you at various events during the course of the quarter. Thank you very much.

Operator: Thank you. And that concludes today’s conference. You may disconnect at this time.

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Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Freescale Semiconductor, Ltd. (the “Company”) and NXP Semiconductors N.V. (“NXP”) pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On April 2, 2015, NXP filed with the SEC a Registration Statement on Form F-4 which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.